No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report on June 23, 2015 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 91st Ordinary General Meeting of Shareholders held on June 17, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD. )

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 23, 2015

June 23, 2015

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice of Submission of Extraordinary Report Relating to Resolutions

Passed and Results of Voting at the 91st Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 23, 2015 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 91st Ordinary General Meeting of Shareholders held on June 17, 2015 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 17, 2015

(2)	Details of the matters resolved:

First Item: Distribution of Dividends

(i)	Conditions and Total Value of Dividend Assets Allocated to Shareholders

JPY 22 per share of common stock

Total value of JPY 39,650,312,372

(ii)	Effective Date of Distribution of Dividends

June 18, 2015

Second Item: Election of Fourteen (14) Directors

Fourteen (14) directors, namely Fumihiko Ike, Takanobu Ito, Tetsuo Iwamura, Koichi Fukuo, Yoshiyuki Matsumoto, Yoshi Yamane, Takahiro Hachigo, Masahiro Yoshida, Kohei Takeuchi, Nobuo Kuroyanagi, Hideko Kunii, Shinji Aoyama, Noriya Kaihara, and Masayuki Igarashi, were elected.

Third Item: Election of Two (2) Corporate Auditors

Two (2) corporate auditors, namely Hideo Takaura, and Mayumi Tamura, were elected.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matters for resolution described above, results of voting and requirements for the approval of such matters for resolution:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
First Item	14,382,549	4,309	30,667	95.37	Approved
Second Item
Fumihiko Ike	13,277,491	1,101,428	39,013	88.04	Approved
Takanobu Ito	13,619,958	758,965	39,013	90.31	Approved
Tetsuo Iwamura	12,654,607	1,724,316	39,013	83.91	Approved
Koichi Fukuo	13,959,937	418,984	39,013	92.56	Approved
Yoshiyuki Matsumoto	13,955,399	423,523	39,013	92.53	Approved
Yoshi Yamane	13,959,958	418,964	39,013	92.56	Approved
Takahiro Hachigo	14,022,996	355,928	39,013	92.98	Approved
Masahiro Yoshida	13,678,644	700,278	39,013	90.70	Approved
Kohei Takeuchi	13,928,902	450,020	39,013	92.36	Approved
Nobuo Kuroyanagi	12,119,726	2,271,969	26,240	80.36	Approved
Hideko Kunii	14,176,525	216,964	24,452	94.00	Approved
Shinji Aoyama	13,928,848	450,075	39,013	92.36	Approved
Noriya Kaihara	13,928,863	450,059	39,013	92.36	Approved
Masayuki Igarashi	13,956,921	422,001	39,013	92.54	Approved
Third Item
Hideo Takaura	14,380,187	6,482	31,208	95.35	Approved
Mayumi Tamura	14,379,981	6,643	31,253	95.35	Approved

Notes:

(i)	The requirements for approval of each matter for resolution are as follows:

•	For the First Item of the proposals, a majority vote of the shareholders entitled to vote and present at the General Shareholders’ Meeting

•	For the Second and Third Item of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

(ii)	The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matters were duly resolved under the Company Law. Accordingly, the number of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.